Exhibit 99.1

Baozun Announces Second Quarter 2018 Unaudited Financial Results

SHANGHAI, CHINA – August 14, 2018 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

●	Total net revenues were RMB1,159.1 million (US$[1]175.2 million), an increase of 30.5% year-over-year. Services revenue was RMB582.1 million (US$88.0 million), an increase of 51.6% year-over-year.

●	Income from operations was RMB58.3 million (US$8.8 million), an increase of 55.3% year-over-year. Operating margin was 5.0%, compared with 4.2% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB79.3 million (US$12.0 million), an increase of 56.5% year-over-year. Non-GAAP operating margin was 6.8%, compared with 5.7% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB36.8 million (US$5.6 million), an increase of 23.5% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB57.5 million (US$8.7 million), an increase of 34.1% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB0.65 (US$0.10) and RMB0.62 (US$0.09), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.55 and RMB0.51, respectively, for the same period of 2017.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB1.01 (US$0.15) and RMB0.96 (US$0.15), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.80 and RMB0.73, respectively, for the same period of 2017.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Second Quarter 2018 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB6,084.0 million, an increase of 68.8% year-over-year.

●	Distribution GMV[7] was RMB666.1 million, an increase of 13.6% year-over-year.

●	Non-distribution GMV[8] was RMB5,417.9 million, an increase of 79.5% year-over-year.

●	Number of brand partners increased to 162 as of June 30, 2018, from 140 as of June 30, 2017.

●	Number of GMV brand partners increased to 156 as of June 30, 2018, from 129 as of June 30, 2017.

“We delivered another outstanding quarter in which we generated strong growth from our existing online stores and enhanced efficiency by deploying new and innovative tools,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “Our ability to rapidly adapt to changing market environment and develop new technology remains the key to our success. By enhancing our IT capabilities and expanding the breadth and depth of our technology services, we are able to create more value for our brand partners and drive future sustainable growth. We will continue to invest in building our long-term technological competitive advantage to further reinforce our market leading position in China’s brand e-commerce market.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We are pleased to deliver another strong quarter of growth with GMV increasing by 68.8% year-over-year. Investments in technological innovation and productization during the quarter amounted to RMB18.1 million, which we believe will enable us to expand our addressable market and strengthen our long-term competitiveness. With confidence in our strategy and operation, we expect GMV to grow to over RMB20 billion and services revenue to grow faster than 50% year-over-year during the second half of 2018.”

Second Quarter 2018 Financial Results

Total net revenues were RMB1,159.1 million (US$175.2 million), an increase of 30.5% from RMB888.3 million in the same quarter of last year.

Product sales revenue was RMB577.0 million (US$87.2 million), an increase of 14.4% from RMB504.4 million in the same quarter of last year. The increase was primarily attributable to the increase in product sales revenue resulting from the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns, which was partially offset by the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Services revenue was RMB582.1 million (US$88.0 million), an increase of 51.6% from RMB384.0 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model, and in particular, growth in sales from existing brand partners and the addition of new brand partners in the apparel category.

Total operating expenses were RMB1,100.8 million (US$166.4 million), compared with RMB850.8 million in the same quarter of last year.

●	Cost of products was RMB464.4 million (US$70.2 million), compared with RMB440.6 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue, which were partially offset by the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017 and improved margins from product sales.

●	Fulfillment expenses were RMB277.7 million (US$42.0 million), compared with RMB172.9 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s distribution and consignment model and warehouse rental expenses.

●	Sales and marketing expenses were RMB273.1 million (US$41.3 million), compared with RMB183.3 million in the same quarter of last year. The increase was primarily due to the recruitment of additional online store operational staff and an increase in promotional and marketing expenses associated with Company-operated online stores.

●	Technology and content expenses were RMB65.2 million (US$9.9 million), compared with RMB31.4 million in the same quarter of last year. The increase was primarily due to increased investments in innovation and productization, including recruitment of additional technology-focused staff.

●	General and administrative expenses were RMB38.7 million (US$5.8 million), compared with RMB26.6 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB58.3 million (US$8.8 million), compared with RMB37.5 million in the same quarter of last year. Operating margin was 5.0%, compared with 4.2% in the same quarter of last year.

Non-GAAP income from operations was RMB79.3 million (US$12.0 million), compared with RMB50.7 million in the same quarter of last year. Non-GAAP operating margin was 6.8%, compared with 5.7% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB36.8 million (US$5.6 million), an increase of 23.5% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB0.65 (US$0.10) and RMB0.62 (US$0.09), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.55 and RMB0.51, respectively, in the same period of 2017.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB57.5 million (US$8.7 million), an increase of 34.1% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB1.01 (US$0.15) and RMB0.96 (US$0.15), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB0.80 and RMB0.73, respectively, in the same period of 2017.

As of June 30, 2018, the Company had RMB726.5 million (US$109.8 million) in cash, cash equivalents and short-term investment, an increase from RMB557.4 million as of December 31, 2017 primarily due to the collection of accounts receivable during the first half year of 2018.

Business Outlook

The Company expects total net revenues to be between RMB1,090 million and RMB1,120 million for the third quarter of 2018.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Tuesday, August 14, 2018 (7:30 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+852 3027 6500
U.S. Toll Free	+1 855-824-5644
Mainland China Toll Free	8009-880563
Hong Kong	3027 6500

Passcode: 32530707#

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, August 20, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+852 3027-6520
U.S. Toll Free	+1 646-982-0473

Passcode: 319292913#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	244,809	567,533	85,768
Restricted cash	48,848	168,751	25,502
Short-term investment	312,614	158,918	24,016
Accounts receivable, net[1]	1,085,669	962,219	145,415
Inventories[1]	382,028	458,024	69,218
Advances to suppliers	88,881	132,845	20,076
Prepayments and other current assets[1]	214,636	166,869	25,218
Amounts due from related parties	88,795	71,957	10,874
Total current assets	2,466,280	2,687,116	406,087

Non-current assets
Investments in equity investees	24,268	40,087	6,058
Property and equipment, net	330,924	354,891	53,632
Intangible assets, net	66,150	83,724	12,653
Land use right, net	44,618	44,106	6,665
Goodwill	13,158	13,158	1,988
Other non-current assets	18,043	21,406	3,235
Deferred tax assets	15,528	15,871	2,398
Total non-current assets	512,689	573,243	86,629

Total assets	2,978,969	3,260,359	492,716

1 Certain reclassifications in accounts receivable, inventories, prepayments and other current assets and accrued expenses and other current liabilities as of December 31, 2017 were retrospectively adjusted as a result of the adoption of a new revenue accounting standard effective on January 1, 2018.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	172,000	107,463	16,240
Accounts payable	583,532	494,550	74,738
Notes payable	48,000	338,000	51,080
Income tax payables	30,420	17,448	2,637
Accrued expenses and other current liabilities[1]	314,870	307,569	46,481
Total current liabilities	1,148,822	1,265,030	191,176

Long-term loan	-	66,216	10,007
Deferred tax liability	3,710	3,515	531
Total Non-current liabilities	3,710	69,731	10,538

Total liabilities	1,152,532	1,334,761	201,714

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 152,824,659 and 157,551,893 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	95	98	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	8	8	1
Additional paid-in capital	1,823,925	1,864,434	281,760
Accumulated profit (deficit)	(25,000)	26,682	4,031
Accumulated other comprehensive income	9,995	16,716	2,526

Total Baozun Inc. shareholders' equity	1,809,023	1,907,938	288,333

Noncontrolling interests	17,414	17,660	2,669
Total equity	1,826,437	1,925,598	291,002

Total liabilities and shareholders' equity	2,978,969	3,260,359	492,716

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2017	2018
	RMB	RMB	US$

Net revenues
Product sales	504,379	577,003	87,199
Services	383,956	582,127	87,973
Total net revenues	888,335	1,159,130	175,172

Operating expenses (1)
Cost of products	(440,571)	(464,364)	(70,176)
Fulfillment	(172,903)	(277,720)	(41,970)
Sales and marketing (2)	(183,340)	(273,098)	(41,272)
Technology and content	(31,429)	(65,210)	(9,855)
General and administrative	(26,642)	(38,702)	(5,849)
Other operating income, net	4,092	18,251	2,758
Total operating expenses	(850,793)	(1,100,843)	(166,364)
Income from operations	37,542	58,287	8,808
Other income (expenses)
Interest income	3,417	2,457	371
Interest expense	-	(2,312)	(349)
Impairment loss of investments	-	(1,524)	(230)
Exchange loss	(435)	(3,713)	(561)
Income before income tax	40,524	53,195	8,039
Income tax expense (3)	(10,262)	(16,467)	(2,489)
Share of loss in equity method investment, net of tax of nil	(500)	(264)	(40)
Net income	29,762	36,464	5,510

Net loss attributable to noncontrolling interests	-	287	43
Net income attributable to ordinary shareholders of Baozun Inc.	29,762	36,751	5,553

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.18	0.22	0.03
Diluted	0.17	0.21	0.03
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.55	0.65	0.10
Diluted	0.51	0.62	0.09
Weighted average shares used in calculating net income per ordinary share
Basic	161,186,979	170,280,708	170,280,708
Diluted	176,053,767	178,871,965	178,871,965

Net income	29,762	36,464	5,510
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(7,824)	21,757	3,288
Comprehensive income	21,938	58,221	8,798

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2017	2018
	RMB	RMB	US$

Fulfillment	730	1,186	179
Sales and marketing	5,151	7,910	1,195
Technology and content	2,827	3,742	566
General and administrative	4,418	7,757	1,172
	13,126	20,595	3,112

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil and RMB0.4 million for the three months period ended June 30, 2017 and 2018, respectively.

(3) Including income tax benefits of RMB nil and RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended June 30, 2017 and 2018, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

		For the three months ended June 30,
		2017	2018
		RMB	RMB	US$

Income from operations		37,542	58,287	8,808
Add:	Share-based compensation expenses	13,126	20,595	3,112
	Amortization of intangible assets resulting from business acquisition	-	391	59
Non-GAAP income from operations		50,668	79,273	11,979

Net Income		29,762	36,464	5,510
Add:	Share-based compensation expenses	13,126	20,595	3,112
	Amortization of intangible assets resulting from business acquisition	-	391	59
Less: Tax effect of amortization of intangible assets resulting from business acquisition		-	(98)	(15)
Non-GAAP net income		42,888	57,352	8,666

Net income attributable to ordinary shareholders of Baozun Inc.		29,762	36,751	5,553
Add:	Share-based compensation expenses	13,126	20,595	3,112
	Amortization of intangible assets resulting from business acquisition	-	199	30
Less: Tax effect of amortization of intangible assets resulting from business acquisition		-	(50)	(8)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.		42,888	57,495	8,687

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic		0.80	1.01	0.15
Diluted		0.73	0.96	0.15
Weighted average shares used in calculating net income per ordinary share
Basic		161,186,979	170,280,708	170,280,708
Diluted		176,053,767	178,871,965	178,871,965